For immediate release

Mittal Steel Company Combination with Arcelor will
create a unique European industry leader

20th April 2006 - A combination between Mittal Steel and Arcelor will provide a rare opportunity for a European company to be an undisputed global industry leader, Lakshmi Mittal, Chairman and CEO said today.

Speaking on a visit to Gandrange in France, Mr Mittal said, “Europe is steeped in industrial tradition and yet today few European industrial companies are global sector leaders. This transaction will change that. A European company will be the undisputed number one in the steel business. I believe this creates a business platform from which Europe can only stand to benefit.”

Mr Mittal said that he understood the concerns the governments had raised initially about Mittal Steel’s offer, but that he was confident this position has changed. “I fully understand the affiliation governments have had historically with their steel industries,” he said. “We have been in a process of dialogue with all the leading governments and have shared with them our very thorough industrial plan. I have sought to explain to them that this deal does not take away anything from Europe. We are not planning to cut jobs. We are not planning to shift or reduce investment.”

He proceeded to highlight the positive response the offer has attracted from the financial markets. “Both the share prices of Mittal Steel and Arcelor have risen considerably, clear recognition by the markets that this deal creates significant value. The Arcelor share-price has risen 50% in just twelve weeks since our offer was announced. The question Arcelor shareholders will be asking themselves is – where does that value go without Mittal?”

Mr Mittal then addressed a number of the myths he said were circulating about Mittal Steel. “I feel obliged to comment on these because they are disingenuous and misleading to stakeholders who deserve to be in possession of the full facts. It is natural that change should prompt concerns as people are forced to confront the unknown. But it is wrong when people who should know better play upon such fears through use of disinformation.”

He concluded by saying that a combination of Mittal and Arcelor would create the steel company of the future. “In ten years time the industry leader will be producing around 150 –200 million tons per annum and will have a footprint in both the high-quality and the high-growth markets. It is this very company that a combination of Mittal and Arcelor will create. Not in ten years, but today.”

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

For a full copy of the speech, please contact:

Paul Weigh
Corporate Communications Manager, Mittal Steel
Tel: +44 20 7543 1172

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the European regulators and the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the websites of certain of the European regulators, the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.